300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 6, 2021

VIA EDGAR

Irene Barberena-Meissner

Office of Energy and Transportation

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Merger Corp. Registration Statement on Form S-1 Filed December 21, 2020 Amendment No. 1 to Registration Statement on Form S-1 Filed December 30, 2020

Dear Ms. Barberena-Meissner:

On behalf of Pioneer Merger Corp (the “Company”), we are writing to respond to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 5, 2021 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience. We have set forth our response to the comment immediately below it.

In addition, the Company has amended the Registration Statement to include a revised exhibit in response to the Staff’s comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

Form of Warrant Agreement (Exhibit 4.4), page II-4

Staff’s Comment: You disclose on pages 57 and 134 of your prospectus that the exclusive forum provision in your warrant agreement will not apply to actions brought under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, the exclusive forum provision in Section 9.3 of your form of warrant agreement filed as Exhibit 4.4 does not include these exceptions. In addition, you disclose on page 58 additional provisions you designate as (x) and (y) relating to deemed consent regarding personal jurisdiction and service of process. However, the exclusive forum provision in the warrant agreement does not include this language. Please revise your prospectus disclosure or your form of warrant agreement to address these discrepancies. In addition, if the provision does not apply to actions arising under the Exchange Act, please ensure that the provision in your form of warrant agreement states this clearly.

Securities and Exchange Commission

Response: In response to the Staff’s comment, we have revised the form of warrant agreement and re-filed it as Exhibit 4.4. Section 9.3 of the warrant agreement has been revised such that the exclusive forum provision no longer applies to actions brought under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. In addition, Section 9.3 of the warrant agreement has been revised to include the provisions we designate as (x) and (y) on page 58 of the previously filed registration statement relating to deemed consent regarding personal jurisdiction and service of process. Section 9.3 of the warrant agreement has also been revised to clarify this provision does not apply to actions arising under the Exchange Act.

Separately, we confirm that there is only one director of the Company as of the date of this filing.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter or the Registration Statement filed today, please contact the undersigned at (312) 862-2191 or Christian O. Nagler at (212) 446-4660.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:	Ryan Khoury
Pioneer Merger Corp.